

Mail Stop 4628

September 20, 2016

Via E-mail
Patrick de La Chevardière
Chief Financial Officer
Total S.A.
2, place Jean Miller
La Dèfense 6
94200 Courbevoie
France

> **Re: Total S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed March 16, 2016**
> **File No. 1-10888**

Dear Mr. de La Chevardière:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2015

Information on the Company, page 9

Business Overview, page 10

Production by Region, page 14

1.   We note you have not provided separate disclosure of natural gas liquids (NGL) production. The staff considers natural gas liquids to be a separate product type under Item 1204(a) of Regulation S-K. Please revise the tables on pages 14 and 15 to disclose

production by final product sold of oil/condensate and natural gas liquids as separate figures.

2. Expand your disclosure to provide the annual production volumes for each of the last three fiscal years by final product sold for each field that contains 15% or more of the Company's proved reserves. Alternatively, expand your disclosure to clarify there are no such fields. Refer to the requirements set forth in Item 1204(a) of Regulation S-K.

Oil and Gas Acreage, page 25

3. Please tell us the extent to which you have assigned proved undeveloped reserves to locations which are currently scheduled to be drilled after lease expiration. If your proved undeveloped reserves include material quantities of reserves relating to such locations, please expand your discussion to disclose this fact and explain the steps which would be necessary to extend the time to the expiration of such leases.

Supplemental Oil and Gas Information (Unaudited), page S-1

Proved Undeveloped Reserves, page S-1

4. Please provide us with the upward or downward change due to revisions in the previous estimates of proved undeveloped reserves, on a disaggregated basis, relating to 1) new information obtained from drilling and production history, 2) economic factors, 3) improved recovery and 4) and other revisions such as changes in the prior development plans where reserves are not expected to be developed within five years since the initial disclosure of such reserves. To the extent that such unrelated changes are individually material on a disaggregated basis, please expand your disclosure to identify the individual causes and include details within an accompanying narrative to comply with the disclosure requirements pursuant to Item 1203(b) of Regulation S-K.

5. We note you disclose a single aggregated figure for the overall net change in proved undeveloped reserves calculated from the additions related to acquisitions offset by the reductions related to divestitures. To the extent that such unrelated changes are individually material on a disaggregated basis, please expand your disclosure to identify the individual causes and include details within an accompanying narrative to comply with the disclosure requirements pursuant to Item 1203(b) of Regulation S-K.

Changes in Oil, Bitumen and Gas Reserves, page S-3

6. Please provide us with the upward or downward change due to revisions in the previous estimates of total net proved reserves, on a disaggregated basis, relating to 1) new information obtained from drilling and production history, 2) economic factors, 3) improved recovery and 4) other revisions such as changes in the prior development plans where reserves are not expected to be developed within five years since the initial

disclosure of such reserves. To the extent that such unrelated changes are individually significant on a disaggregated basis, please expand your disclosure to identify the individual causes and include details within an accompanying narrative to comply with the disclosure requirements pursuant to FASB ASC paragraph 932-235-50-5.

7.   Expand your disclosure to provide a narrative explanation for the significant changes in total net reserves relating to each line item entry other than production. Refer to the disclosure requirements in FASB ASC paragraph 932-235-50-5.

Changes in Oil Reserves, page S-5

8.   We note you have not provided separate disclosure of natural gas liquids (NGL) reserves here or elsewhere in your filing on Form 20-F. The staff considers natural gas liquids to be a separate product type under Items 1202(a)(2) and 1204 of Regulation S-K. FASB ASC paragraphs 932-235-50-4 and 50-5 also require separate disclosure of natural gas liquids. Please revise the tables on pages S-5 and S-6 to separately disclose reserves and production by individual product type of oil/condensate and natural gas liquids to comply with the disclosure requirements pursuant to Items 1202(a)(2), 1204(a) of Regulation S-K and FASB ASC paragraphs 932-235-50-4 and 50-5 or explain to us why a revision is not required.

Other Information, page S-16

Net Gas Production, Production Prices and Production Costs, page S-16

9.   We note you have not provided separate disclosure of the average sales price per unit of natural gas liquids produced and sold here or elsewhere in the Filing on Form 20-F. The staff considers natural gas liquids to be a separate product type under Item 1204(b)(1) of Regulation S-K. Please revise the tables on page S-16 to disclose the average sales price by final product sold of oil/condensate and natural gas liquids as separate figures.

10.   Expand the disclosure of natural gas production presented as average daily rates in the tables on page S-16 to present this information as annual volumes of sales gas production for each of the last three fiscal years with disclosure by geographical area and for each country and field that contains 15% or more of your proved reserves. Refer to the requirements set forth in Item 1204(a) of Regulation S-K.

Exhibit 15.3

11.   The introductory portion of the reserve report prepared by DeGolyer and MacNaughton, filed as Exhibit 15.3, contains a statement indicating "the signed and bound copy of the Report should be considered the only authoritative source" of information relating to the Report. As Item 1202(a)(8) of Regulation S-K requires the report, please obtain and file

a revised report to remove language that could suggest a limit upon the reliance of the report.

12.   The reserve report on page 8 states "in connection with the Financial Accounting Standards Board and the Securities and Exchange Commission standards and regulations, it should be noted that … (iii) stable condensate and NGL are not reported separately." Please obtain and file a revised reserves report to separately disclose reserves by individual product type to comply with the disclosure requirements pursuant to FASB ASC paragraph 932-235-50-4 and Item 1202(a)(2) of Regulation S-K or explain to us why a revised report is not necessary.

13.   The reserve report does not appear to include certain disclosures required by Item 1202(a)(8) of Regulation S-K. Specifically, we note the following:

- The proportion of the Company's total proved reserves covered by the report. See Item 1202(a)(8)(iii) of Regulation S-K.

- The initial benchmark or reference prices by product for the reserves included in the report as part of primary economic assumptions. See Item 1202(a)(8)(v) of Regulation S-K.

- The average realized price relating to natural gas liquids reserves included in the report as part of the primary economic assumptions. See Item 1202(a)(8)(v) of Regulation S-K.

Please obtain and file a revised reserves report that includes the omitted information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the comments. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources